1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

December 11, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Medallion Financial Corp. 2015 Employee Restricted Stock Plan (File No. 812-14433)

Ladies and Gentlemen:

We are writing on behalf of Medallion Financial Corp. (the “Applicant”) to respectfully request the withdrawal of the Applicant’s request for withdrawal (the “Withdrawal”) that was filed on September 28, 2015 (SEC Accession No. 0001193125-15-329329) under File No. 812-14433.

The Applicant respectfully requests that the Withdrawal be withdrawn and that the Securities and Exchange Commission (the “SEC”) approve the Applicant’s request. Once the Applicant receives approval from the SEC, Applicant will re-file its Amendment No. 1 to the application for an order under Section 6(c) of the Investment Company Act of 1940 for the Applicant’s 2015 Employee Restricted Stock Plan that was filed on July 15, 2015 (SEC Accession No. 0001193125-15-253679) under File No. 812-14433.

If you have any questions or need further information, please call me at (202) 303-1275.

Sincerely,

/s/ James G. Silk

James G. Silk

cc:	Andrew M. Murstein
Marisa T. Silverman
Anne C. Choe
Corey D. Casbarro

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